Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

Colleagues,

Today I write to you to announce a transformative deal for our company – our intent to combine Leidos with Lockheed Martin’s Information Systems & Global Solutions Business (IS&GS) in a Reverse Morris Trust transaction. Once the transaction is complete, Leidos will be an industry leader with combined revenues approaching $10 billion and about 34,000 highly skilled professionals.

You will learn a lot about the benefits of this deal in the days ahead, but to start, here are a few things you should know:

•	Complementary capabilities and customer reach – Leidos and IS&GS offer complementary capabilities in defense, civilian government, health, and cybersecurity. The combination results in a well-balanced portfolio, deep expertise and broad offerings to many markets. IS&GS specifically adds work for Leidos in Veterans Affairs, Health and Human Services, the Federal Aviation Administration and NASA, and it also expands our airport and commercial cyber portfolios.

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•	Compatible culture and values – Both companies enjoy a heritage of building strong customer relationships and cultures that value innovation. As a combined company, we will have the flexibility to focus investment on in-demand workforce skills and capabilities.

•	Market alignment and competitiveness – IS&GS is already a leading mission critical solution and services provider to federal government agencies. Combining with Leidos results in a company with a singular agility and focus on our people – who support national security priorities and citizen services.

•	Employee development – The combined scale/size offers more opportunity for employee development as well as an ability to compete for challenging assignments and opportunities in other parts of the business.

•	Extraordinary expertise – Leidos and IS&GS both offer deep experience with solving important customer challenges. The combination creates an industry leader in government IT solutions and services, approaching $10 billion in revenue with about 34,000 employees. Roughly 40 percent of the employees of the planned, combined company hold security clearances, and more than 50 percent have degrees in science, technology, engineering, or math (STEM) fields.

•	Global footprint – Together Leidos and IS&GS lead multiple groundbreaking programs that offer significant potential for domestic and global growth. IS&GS brings additional European and Australian presence to the company.

I believe that the combination of Leidos with IS&GS creates truly significant value for our shareholders and for you – including more opportunities for growth and development – and for all of us, the ability to better offer cost-effective solutions to our customers. We still have a lot of work ahead of us to complete the deal, but we expect the transaction to close in the second half of 2016. I’ve asked Bill Lay and Lee Carrick to help manage our efforts by standing up a transition team. You’ll hear more about this in the days ahead. In the meantime, the businesses will continue to operate separately until the transaction closes. I know change has been constant for Leidos, but this change is a positive one – one that will make Leidos a more diversified leader in the markets we serve and one that will give us the scale and access to markets that will enable our further growth. I look forward to hearing your thoughts on what this means to us and working with you as we bring IS&GS onboard. In the meantime, I encourage you to review the following resources, which will be updated regularly:

•	Prism hub: Leidos and Lockheed Martin IS&GS – What You Need to Know

•	Leidos.com page: leidos.com/transform

•	Press release: Leidos to Combine With Lockheed Martin Information Systems & Global Solutions Business (IS&GS)

I’d also encourage you to listen to the analyst call we are hosting this morning. If you aren’t able to dial in, a replay will be available. Here are the details:

•	Analyst call information – The call is at 8 a.m. ET today and can be accessed by dialing 877-869-3847 (U.S. only) or +1-201-689-8261 (international). A live audio broadcast of the conference call along with a supplemental presentation will be available to the public through links on the Leidos Investor Relations website (http://ir.leidos.com). After the call concludes, an audio replay can be accessed on the Leidos Investor Relations website or by dialing 877-660-6853 (U.S. only) or +1-201-612-7415 (International) and entering passcode 13629288.

Thank you for your continued focus on performance and for all that you do for our customers. Your efforts play a critical role in our success as a company.

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the year ended January 30, 2015, and in its quarterly reports on Form 10-Q which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and Leidos will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com.

This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ 2014 Annual Report on Form 10-K filed with the SEC on March 25, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on April 17, 2015. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2014 Annual Report on Form 10-K filed with the SEC on February 9, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on March 13, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.